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11019552

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-50395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FOCUS NON-PUBLIC

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DeMatteo Monness LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
780 Third Ave, 45th Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Artur Kurasiewicz **212-833-9928**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

709 Westchester Avenue	**White Plains**	**NY**	**10604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, William Monness, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DeMatteo Monness LLC as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PETER M DOLEZAL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DO6181864
Qualified in New York County
My Commission Expires February 11, 2012

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current assets:	
Cash and cash equivalents	$ 3,360,369
Marketable securities, at fair market value	184,361
Receivable from clearing broker	1,091,365
Receivable from other brokers	942,374
Prepaid expenses and other current assets	483,999
Total current assets	6,062,468
Property and equipment, net	1,552,219
Other assets:	
Deposits	246,105
TOTAL ASSETS	$ 7,860,792

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and other current liabilities	$ 1,054,689
Current portion of long-term debt	285,720
Profit-sharing plan contributions payable	224,732
Accrued pension liability	65,755
Income taxes payable	24,253
Total current liabilities	1,655,149
Long-term liabilities:	
Deferred rent income	30,225
Accrued license fee	625,000
Long-term debt, net of current portion	404,730
Total long-term liabilities	1,059,955
Total liabilities	2,715,104
Commitments and contingencies (Notes 3, 6, and 8)	
Members' equity:	
Members' equity	5,264,121
Accumulated other comprehensive loss	(118,433)
Total members' equity	5,145,688
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 7,860,792

See accompanying notes to consolidated statement of financial condition.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DeMatteo Monness, LLC ("DeMatteo Monness") was formed as a limited liability company on July 14, 1997, pursuant to an operating agreement that specifies that it will continue in existence until December 31, 2057, unless dissolved earlier in accordance with the operating agreement. DeMatteo Monness serves the investment community principally as a broker-dealer and clears its customers' transactions through an unaffiliated clearing broker on a fully-disclosed basis. DeMatteo Monness is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and does not provide securities brokerage services to the general public.

MoJo Air, LLC ("MoJo") was formed as a limited liability company on November 14, 2001. The principal assets of MoJo were fractional interests in business class passenger aircraft used by DeMatteo Monness. All interests in the aircraft were sold during 2007. Since then, MoJo has been inactive.

DeMatteo Monness (Shanghai) LLC ("Shanghai") was formed as a limited liability company on July 26, 2007 in order to transact business in China. Shanghai was established under Chinese law and regulations. Shanghai's principal asset is cash.

DeMatteo Monness, MoJo and Shanghai are collectively referred to as the "Company."

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless a member has signed a specific guarantee.

Basis of Presentation

The accompanying consolidated statement of financial condition includes the operations of DeMatteo Monness and its wholly owned subsidiaries, MoJo and Shanghai. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Consulting Service Revenue

The Company also facilitates the delivery of research information to money managers and others in the financial services industry. Compensation for these services is determined by the recipient based on its good faith determination. The Company records compensation for these services when the service has been rendered, the amount of the fee is known, and collection of the fee is reasonably assured.

Cash and Cash Equivalents

The Company considers investments in debt securities with an original maturity date of three months or less to be cash equivalents.

Income Taxes

As limited liability companies are treated as partnerships for federal and state tax purposes, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the consolidated financial statements. The Company remains subject to the New York City unincorporated business tax, a provision for which has been included in the consolidated financial statements. The Company is no longer subject to examinations by tax authorities for years before 2007.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification" or "ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Property and Equipment

Property and equipment are carried at cost. Amortization of leasehold improvements is provided over the shorter of the economic useful life of the improvement or the term of the lease. Amortization of capitalized software and website development costs are amortized over their estimated useful lives. Depreciation on the balance of the property and equipment is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Capitalized Software and Website Development Costs

Costs for software developed for internal use are accounted for in accordance with FASB ASC 350, *Intangibles - Goodwill and Other - Internal-Use Software.* FASB ASC 350 requires the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. In accordance with FASB ASC 350, capitalized costs for internal-use software are included in property and equipment in the consolidated statement of financial condition. The Company amortizes the costs of software obtained or developed for internal use over the estimated useful life, which the Company estimates to be three years.

Costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of FASB ASC 350 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use computer software project (to the extent of their time spent is directly on the project), and interest costs incurred when developing computer software for internal use are capitalized. During 2010, the Company incurred software and website development costs of $506,208.

Fair Value Measurements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements.* This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, beginning with the first interim period. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent Events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the consolidated statement of financial condition for potential recognition or disclosure in its consolidated statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its consolidated statement of financial condition.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010, consisted of the following:

Leasehold improvements	$ 2,295,482
Furniture and fixtures	1,033,110
Equipment	2,353,298
Capitalized software and web development	2,207,163
	7,889,053
Less: accumulated depreciation and amortization	(6,336,834)
Property and equipment, net	$ 1,552,219

NOTE 3. COMMITMENTS AND CONTINGENCIES

Leases

The Company has several noncancelable operating leases for office facilities and software expiring periodically through 2014. Future minimum lease payments for the remaining lives of the leases and software are as follows:

Year ending December 31:		
2011	$	976,717
2012		372,766
2013		66,942
2014		48,804
	$	1,465,229

Minimum rentals are exclusive of lease provisions requiring adjustments for real estate taxes and other costs.

The Company sublets a portion of its office on a month-to-month basis.

Research Network Agreement

During 2010, the Company signed an agreement with an internet-based company (the "Provider") to access and use various tools available as part of the Provider's research service, as described in the agreement. Under the agreement, the Company must make specified minimum quarterly payments. On January 3, 2011, the Company decided to terminate the agreement effective as of June 12, 2011. Pursuant to the agreement, the the Company is not required to pay the final $3,750,000 due under the agreement.

The remaining amount of such required payments at December 31, 2010, totaled $1,625,000.

Sales Tax Audit

New York State is currently conducting a sales and use tax audit of the Company for years 2002 through 2008. Management believes that the ultimate resolution will result in a sales tax assessment by the state and has accrued for this cost as of December 31, 2010. The provision is reflected in the accompanying consolidated statement of financial condition and consolidated statement of income. Management believes that the assumptions and judgments made are reasonable. However, the Company's accruals may change in the future as a result of new developments in the matter, and the ultimate resolution of this matter may be greater or less than the amount that the Company has accrued.

NOTE 3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company occasionally becomes involved in legal actions and claims arising in the ordinary course of business. Management believes that these occurrences will not have a material effect on the Company's financial position or results of operations.

NOTE 4. MEMBERS' EQUITY

The Company has two classes of member interests, Class A and Class B. Class B members do not have a capital interest in the Company or an interest in the profits of the Company other than guaranteed payments made at the discretion of the Class A members. Additionally, only the Class A members have voting rights. In the event of a capital transaction (as defined in the Company's operating agreement), both classes share in the net proceeds in accordance with formulas defined in the operating agreement.

NOTE 5. FAIR VALUE MEASUREMENTS

The following are the classes of assets and liabilities measured at fair value on a recurring basis during the year ended December 31, 2010, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table sets forth, by level, the Company's financial instruments subject to the hierarchy, on a recurring basis, as of December 31, 2010:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at December 31, 2010
Assets:				
Marketable securities	$ 184,361	$ -	$ -	$ 184,361
Total	$ 184,361	$ -	$ -	$ 184,361

NOTE 6. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

In 2005, the Company adopted a cash balance pension plan. The plan covers certain highly compensated members and employees and substantially all non-highly compensated employees. The Company's funding policy is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan. Effective as of April 30, 2010, the Company terminated all future benefit accruals and froze all current accrual benefits.

Changes in projected benefit obligation:	
Benefit obligation at January 1, 2010	$ 886,783
Service cost	
Interest cost	50,990
Actuarial loss	142,757
Benefits paid	(11,019)
Benefit obligation at December 31, 2010	$ 1,069,511
Change in plan assets:	
Fair value of plan assets at January 1, 2010	$ 947,937
Actual return on plan assets	66,838
Employer contribution	-
Benefits paid	(11,019)
Fair value of plan assets at December 31, 2010	$ 1,003,756
Funded status of the plan	$ (65,755)
Unrecognized actuarial loss	-
Unrecognized prior service cost	-
Net amount recognized	$ (65,755)

Amounts recognized in the consolidated statement of financial condition at December 31, 2010, consisted of:

Prepaid benefit cost	$ 52,678
Accrued benefit liability	-
Intangible asset	-
Accumulated other comprehensive loss	(118,433)
Net amount recognized	$ (65,755)

Included in accumulated other comprehensive loss at December 31, 2010, are unrecognized losses of $118,433 that have not yet been recognized in net periodic benefit cost.

NOTE 6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2010:

Discount rate	5.75%
Expected long-term return on plan assets	5%
Rate of compensation increase	0%

The following summarizes the Company's projected and accumulated benefit obligations at December 31, 2010:

Projected benefit obligation in excess of plan assets:	
Projected benefit obligation	$ 1,069,511
Fair value of plan assets	$ 1,003,756
Accumulated benefit obligation in excess of plan assets:	
Accumulated benefit obligation	$ 1,069,511
Fair value of plan assets	$ 1,003,756

The Company's pension plan was invested 100% in mutual funds at December 31, 2010. Approximately 85% of the plan assets is invested in bond and fixed income funds and approximately 15% of the plan assets is invested in equity funds. The target asset allocation is to have 80-85% of the plan assets invested in bond funds and 15-20% of the plan assets invested in equity funds.

The following table sets forth, by level, the assets of the pension plan subject to the hierarchy, on a recurring basis, as of December 31, 2010:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at December 31, 2010
Pooled separate accounts:				
Bond funds	$ -	$ 751,925	$ -	$ 751,925
Equity funds	-	150,274	-	150,274
Fixed income fund	-	-	101,557	101,557
Total	$ -	$ 902,199	$ 101,557	$ 1,003,756

Pooled separate accounts are valued using the net asset values provided by the custodian (or trustee) holding such funds. While the net asset values represent fair value, the prices are not published daily on an active market. Therefore, these assets are within Level 2 of the fair value hierarchy.

The fixed income fund is valued by the custodian at contract value, which approximates fair value. Because of the valuation techniques utilized, the fixed income fund investment is within Level 3 of the fair value hierarchy.

NOTE 6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

The following table summarizes the change in fair value of the Plan's Level 3 assets for the years ended December 31, 2010:

Balance as of January 1, 2010	$	99,088
Additions, net		2,469
Balance as of December 31, 2010	$	101,557

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above. The pension plan strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the United States, as well as any fiduciary standards. The long-term primary objectives for the pension plan are to provide for a reasonable amount of long-term growth of capital without undue exposure to risk, protect the assets from erosion of purchasing power, and provide investment results that meet or exceed the pension plan's actuarially assumed long-term rates of return.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plan's actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company does not expect to contribute to its pension plan in 2011, and does not expect to make any pension benefit payments in the next 10 years.

Defined Contribution Plan

The Company maintains a 401(k) profit-sharing plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. The Company makes a matching contribution of 100% up to 3% of an employee's compensation, and an additional matching contribution of 50% of that portion that exceeds 3% of compensation, up to 5% of compensation. The Company may also make a discretionary contribution to the profit-sharing plan.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had regulatory net capital of $1,877,299. The Company's net capital percentage was 145% as of December 31, 2010. The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

NOTE 8. DEBT

In May 2006, the Company entered into a $2,000,000 loan agreement with a financial institution, which has a maturity date of May 1, 2013. The note is payable in monthly installments consisting of a fixed monthly principal payment of $23,810, plus interest equal to LIBOR plus 1% with a cap of 7.25% (1.26% at December 31, 2010). The note is personally guaranteed by the members of the Company. The note also has a financial covenant that requires the Company to maintain a certain debt service coverage ratio. At December 31, 2010, the Company was not in compliance with this covenant, and has obtained a waiver from the bank on such noncompliance. Amounts outstanding under the note at December 31, 2010, totaled $690,450.

Maturities of long-term debt are as follows:

Year Ending December 31:	
2011	$ 285,720
2012	285,720
2013	119,010
Total	$ 690,450

NOTE 9. OFF-BALANCE-SHEET CREDIT RISK

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

NOTE 10. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and commissions receivable. The Company maintains its cash and cash equivalent balances in several major financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in the accounts, and management does not believe there is any significant credit risk with respect to cash. The Company's commissions receivable represent commissions due from its clearing broker on completed security trades. These commissions are generally paid to the Company in the month following the month in which the commissions are earned.

NOTE 11. RELATED PARTY TRANSACTIONS

The Company sublets office space to Stonehorse Capital ("Stonehorse"). The members of the Company have a majority interest in Stonehorse. Rent due from Stonehorse as of December 31, 2010, was approximately $36,000 and is included in "prepaid expenses and other current assets" in the consolidated statement of financial condition.

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)

CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)
DECEMBER 31, 2010

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3 - 13

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Members
DeMatteo Monness LLC
New York, NY

We have audited the accompanying consolidated statement of financial condition of DeMatteo Monness LLC and Subsidiaries (a limited liability company) (collectively the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of DeMatteo Monness LLC and Subsidiaries as of December 31, 2010, and in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2011